Filed Pursuant to Rule 433

Registration Statement No. 333-266389 and 333-266389-01

Pricing Term Sheet

PIEDMONT OPERATING PARTNERSHIP, LP, AS ISSUER

PIEDMONT OFFICE REALTY TRUST, INC., AS GUARANTOR

Pricing Term Sheet

$400,000,000 9.250% Senior Notes due July 20, 2028

Issuer:	Piedmont Operating Partnership, LP

Guarantor:	Piedmont Office Realty Trust, Inc.

Security Type:	Senior Unsecured Notes

Principal Amount:	$400,000,000

Maturity:	July 20, 2028

Coupon:	9.250%

Interest Rate Adjustment:	The interest rate payable on the Notes will be subject to adjustment based on certain rating events as described under the caption “Description of notes—Interest—Interest rate adjustment of the notes based on certain rating events” in the Preliminary Prospectus Supplement dated July 18, 2023.

Public Offering Price:	99.000% of the principal amount

Yield to Maturity:	9.506%

Spread to Benchmark Treasury:	T+551.3 bps

Benchmark Treasury:	4.000% due June 30, 2028

Benchmark Treasury Price and Yield:	100-01 / 3.993%

Expected Ratings (Moody’s/S&P)*:	Baa2 (negative) / BBB (negative)

Interest Payment Dates:	January 20 and July 20 commencing January 20, 2024

Optional redemption:

Make-Whole Call:	Prior to June 20, 2028, based on the Treasury Rate (as defined in the preliminary prospectus supplement) plus 50 basis points

Par Call:	On or after June 20, 2028 (1 month prior to the maturity date), the redemption price will be equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon to, but not including, the applicable redemption date

Trade date:	July 18, 2023

Settlement date:	July 20, 2023 (T+2)

Impact on Annual Interest Expense:	Assuming $400 million in aggregate principal amount of the Issuer’s outstanding 4.45% Senior Notes due 2024 (“2024 Notes”) is validly tendered and accepted for purchase in the Issuer’s concurrent cash tender offer for the 2024 Notes, annual interest expense would increase by approximately $20.2 million per annum.

CUSIP:	720198AG5

ISIN:	US720198AG56

Denominations/Multiple:	$2,000 and integral multiples of $1,000 in excess thereof.

Joint Book-Running Managers:

J.P. Morgan Securities LLC

BofA Securities, Inc.

Truist Securities, Inc.

TD Securities (USA) LLC

Wells Fargo Securities, LLC

Morgan Stanley & Co. LLC

U.S. Bancorp Investments, Inc.

Scotia Capital (USA) Inc.

Co-Managers:	PNC Capital Markets LLC Samuel A. Ramirez & Company, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322, calling J.P. Morgan Securities LLC collect at 1-212-834-4533, calling Truist Securities, Inc. at 1-800-685-4786, calling TD Securities (USA) LLC at 1-855-495-9846 or calling Wells Fargo Securities, LLC at 1-800-645-3751.